Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 OCT 22 AM 9:16

LINDEMANS
making life more enjoyable

9 October 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C [redacted]

02055460

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SUPPL

SOUTHCORP LIMITED - FILE 82-2692
CHANGES IN ISSUED CAPITAL

We enclose herewith for filing a copy of three notices that were lodged with the Australian Stock Exchange today.

The notices are to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

M M HUDSON
COMPANY SECRETARY

dlw 10/28

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

9 October 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

ALLOTMENT OF ORDINARY SHARES

We advise that 300,000 additional fully paid ordinary shares in the capital of the Company were allotted on the exercise of options pursuant to the Southcorp Executive Share and Option Plan, as follows:

Date Shares Allotted	Number of Shares	Option Exercise Price	Date Options Granted
3 October 2002	10,000	$5.17	30 October 1998
3 October 2002	120,000	$5.38	12 November 1999
8 October 2002	25,000	$5.17	30 October 1998
8 October 2002	20,000	$5.38	12 November 1999
9 October 2002	125,000	$5.38	12 November 1999

Application will be made by the Company for quotation of the shares by Australian Stock Exchange Limited.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

9 October 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam,

ALLOTMENT OF SHARES AND GRANT OF OPTIONS

We advise that 710,000 additional fully paid ordinary shares in the capital of the Company were allotted on 16 September 2002 at an issue price of $5.42 per share pursuant to the Southcorp Executive Share and Option Plan. The shares were issued on behalf of 31 executives and the executives may not benefit from the shares before 30 September 2005 and unless certain performance hurdles are met. If the hurdles are not met, the executives' interests in the shares will be forfeited. The new shares rank equally with all other shares in the Company in all respects. Application will be made for quotation of the shares by Australian Stock Exchange Limited.

In addition, we advise that 620,000 options to acquire fully paid ordinary shares in the capital of the Company, exercisable at $5.42 per option, were granted on 16 September 2002, pursuant to the Southcorp Executive Share and Option Plan. The options were granted to 20 executives and the executives may not exercise the options before 30 September 2005 and until certain performance hurdles are met. If the hurdles are not met the options will lapse, and in any event the options will expire on 30 June 2012. Quotation of the options by Australian Stock Exchange Limited is not required.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

9 October 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

CANCELLATION OF OPTIONS

We advise that, due to the expiry of the exercise period of the options set out below, 115,000 options to acquire additional fully paid ordinary shares in the capital of the Company have lapsed, in accordance with the rules of the Plan, as follows:

Date Options Granted	Exercise Price	Date Options Cancelled	No. Options Cancelled
30 January 1998	$5.57	30 September 2002	25,000
30 April 1998	$5.55	30 September 2002	90,000

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 OCT 22 AM 9:

LINDEMANS
making life more enjoyable

2 October 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
ALLOTMENT OF ORDINARY SHARES

We enclose herewith for filing a copy of a notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

2 October 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

ALLOTMENT OF ORDINARY SHARES

We advise that 455,000 additional fully paid ordinary shares in the capital of the Company were allotted on the exercise of options pursuant to the Southcorp Executive Share and Option Plan, as follows:

Date Shares Allotted	Number of Shares	Option Exercise Price	Date Options Granted
27 September 2002	30,000	$5.17	30 October 1998
27 September 2002	155,000	$5.38	12 November 1999
30 September 2002	20,000	$5.38	12 November 1999
1 October 2002	250,000	$5.19	28 January 1999

In addition, we advise that 7,800 additional fully paid ordinary shares in the capital of the Company were allotted on the exercise of options pursuant to the Southcorp International Employee Equity Plan, as follows:

Date Shares Allotted	Number of Shares	Option Exercise Price	Date Options Granted
30 September 2002	7,800	$4.65	30 October 1998

Application will be made by the Company for quotation of the shares by Australian Stock Exchange Limited.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 OCT 22 AM 9:16

LINDEMANS
making life more enjoyable

7 October 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
CHAIRMAN OF SOUTHCORP LIMITED

We enclose herewith for filing a copy of a notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

CHAIRMAN OF SOUTHCORP LIMITED

Southcorp Limited today announced that Rick Allert has indicated to the Company that he intends to seek election as Chairman of Coles Myer Limited at its Board Meeting on Thursday October 10, 2002.

Mr Allert has therefore advised the Company, with regret, it would then be his intention to resign as Chairman, and as a Director, of Southcorp Limited at the conclusion of the Company's Annual General Meeting to be held on October 31, 2002.

Brian Finn will be appointed to succeed Mr Allert as Chairman upon his resignation.

Mr Finn has been a Southcorp Director since 1994 and served as Deputy Chairman from July 1996 until November 2001. He is a member of the Board Remuneration and Nomination Committee.

Mr Finn is Deputy Chairman of PowerTel Limited and a Director of AXA Asia Pacific Holdings Limited, where he is also Chairman of the Board Audit and Compliance Committee.

Mr Finn spent 35 years with the IBM Corporation. He was Chief Executive Officer of IBM Australia for 13 years and prior to that he held senior executive positions in the UK, USA, India and Hong Kong.

He was appointed an Officer in the Order of Australia in 1993.

For further information, please contact:

Dr Robert Porter
GM Investor Relations &
Corporate Affairs,
Southcorp Limited

Mobile: 0407 391 829